Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
February 21, 2024
VIA EDGAR
Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File Nos. 333-270997 and 811-23859
The Trenchless Fund ETF (S000084161)
Dear Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on January 30, 2024, with respect to Post-Effective Amendment No. 42 to the Trust’s registration statement, which was filed on December 15, 2023 to add a new series to the Trust, the Trenchless Fund ETF (the “Fund”) (SEC Accession No. 0000894189-23-008988). For your convenience, each comment has been reproduced with a response following the comment. Where a comment relates to or involves language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.

Comment 1.     Please supplementally provide a completed fee table and expense example for the Fund.

Response:     The Trust responds by noting that the following disclosure has been added to the prospectus:

Fees and Expenses of the Fund
The following table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and the Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.65%
Distribution and Service (12b-1) Fees	None
Other Expenses [1]	0.00%
Total Annual Fund Operating Expenses	0.65%
1    Based on estimated expenses for the current fiscal year.

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the fee waiver only in the first year). Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 Year	3 Years
$66	$208

Comment 2.     If a fee waiver will be in place for the Fund please disclose the details in a footnote; however if not, please remove the language from the expense example that indicates that a fee waiver may be in place.

Response:     The Trust confirms that no fee waiver is contemplated for the Fund and the expense example disclosure has been amended accordingly.

Comment 3.     Please clarify whether the reference to U.S. listed equities in the principal strategies disclosure means only securities listed on a national securities exchange, or if the term also includes securities traded over-the-counter (such as unsponsored ADRs). If the term includes only exchange-listed ADRs, please revise the risk disclosure in Item 4 and Item 9 to delete the reference to unsponsored and unregistered ADRs.

Response:     The Trust confirms that the Fund will only invest in exchange listed ADRs and the disclosures in Item 4 and Item 9 have been amended accordingly.

Comment 4.     There is an incomplete sentence after the first full sentence that is after shareholders ("that may experience"). Please revise as appropriate.

Response:     The Trust confirms that this language has been removed.

Comment 5. Please explain what bottom-up analysis constitutes and describe how the sub-adviser considers the valuation metrics identified in the third paragraph of the Item 4 and Item 9 principal strategies disclosure. Also, please describe how the sub-adviser will determine which companies have a greater likelihood of surpassing earnings expectations and what concentration level of institutional investors will the sub-adviser consider when screening out a company.

Response:     The Trust has added the following disclosure to the discussion of the Fund's investment strategy.

The following quantitative factors are then weighted and aggregated to produce the best investment candidates. The Sub-Adviser's bottom up stock analysis is focused on quantitative factors of individual companies as described in further detail below.

Valuation – Quantitative analysis is used to determine a starting valuation for a company.
Valuation metrics include earnings per share (EPS), free cash flow, net income, EBITDA and others. The Sub-Adviser applies what it deems to be an appropriate multiple to those figures using top and bottom-line growth rates, balance sheet leverage, and capital expenditure needs of the business as well as other factors. Out of that analysis, the model produces a fair price for the stock and the Sub-Adviser then compares it to its current value to determine whether the stock is cheap or expensive.

Earnings Expectations – The Sub-Adviser seeks to uncover companies that have a better chance of beating their earnings expectations than missing them. The Sub-Adviser does this by starting with the overall sector growth using financial metrics from companies within the target stocks field. The Sub-Adviser will compare not just competitors, but suppliers’ recent growth versus expectations, and quantify where they believe the target company fits as compared to peers within its industry. This allows the Sub-Adviser possibility of avoiding companies that are not expected to beat earnings expectations and also avoid companies within struggling industries.

Shareholder Concentration Level – The Sub-Adviser screens potential stocks using the most recent public filings made by institutional investors. Each such shareholder is assessed a value for its likelihood to sell a company's stock in the near-term. Hedge funds, venture capital, and private equity shareholders are given scores indicating that they are less likely to hold a company's stock, and large passive funds are given scores indicating the opposite, as an example. The Sub-Adviser will also include short interest (i.e., the number of outstanding shares of a company that have been sold short) as a potential driver of increased buyer likelihood. All these shareholder scores are aggregated with the expectation that the Fund might avoid stocks that may be under near-term selling pressure or point the Sub-Adviser to stocks that may see near-term buying. All three of these quantitative factors are then weighted and aggregated to produce what the Sub-Adviser believes to be the best investment candidates.

Comment 6.    The last sentence of the paragraph under the heading "Principal Risks" in the Item 4 disclosure includes the following phrase: "regardless of the orders in which it appears." Please delete this phrase and reorder the risks to prioritize the risks that are more likely to impact NAV, yield, and total return as noted in ADI 2019-08 on improving principal risk disclosure.

Response:     The Trust confirms that the requested changes have been made.

Comment 7.    With respect to Equity Securities Risk, if preferred stock and REITS are principal investments, please include related principal risks.

Response:     The Trust confirms that preferred stocks and REITs will be allowable investment types, however neither will be principal investments.

Comment 8.    Depositary Receipts Risk - the Fund indicates that it will invest in depositary receipts. Please include additional or new risk disclosures related to foreign securities, emerging markets, and China to the extent that securities in these markets will be principal investments. Please provide in a summary format in response to Item 4, and with more detail in response to Item 9.

Response:     The Trust confirms that securities issued by Chinese or Emerging Markets companies will not be principal investment types. The following disclosure related to foreign securities risk has been added.

Foreign Securities Risk. Foreign securities (including depositary receipts) are subject to political, regulatory, and economic risks not present in domestic investments. Foreign securities could be affected by factors not present in the United States, including expropriation, confiscation of property, and difficulties in enforcing contracts. Compared to U.S. companies, there generally is less publicly available information about foreign companies and there may be less governmental regulation and supervision of foreign companies. Foreign securities generally experience more volatility than their domestic counterparts. Depositary receipts may have additional risks, including creditworthiness of the depositary bank and the risk of an illiquid market. In addition, to the extent investments are made in a limited number of countries, events in those countries will have a more significant impact on the Fund. Fluctuations in the exchange rates between the U.S. dollar and foreign currencies, currency exchange control regulations, and restrictions or prohibitions on the repatriation of foreign currencies may negatively affect an investment.

Comment 9.     In the Model and Data Risk disclosure please remove the bracketed language.

Response:     The Trust confirms that this bracketed language has been removed.

Comment 10.     Please supplementally identify the broad based securities market index that the Fund will use.

Response:     The Trust confirms that the Fund will use the S&P 500 Index as its broad based securities market index.

Comment 11.     Please be sure to complete all bracketed information throughout the post-effective amendment.

Response:     The Trust confirms that all bracketed disclosures will be finalized.

Comment 12.     The Item 4 and Item 9 disclosures should be revised in the layered disclosure format required by Form N-1A with Item 4 disclosures summarizing the more detailed information in Item 9. Also, if applicable, include temporary defensive position and active and frequent trading disclosure in response to Instructions 6 and 7 to Item 9(b)(1).

Response:     The Trust confirms that Item 4 and Item 9 information has been restructured in layered disclosure format and that language regarding temporary defensive positions, as shown below, has been added.

Temporary Defensive Investments. In response to temporary adverse market, economic, political or other conditions, the Fund may invest up to 100% of its assets in Treasuries, agency- and government-backed positions, and cash and cash equivalents. When the Fund takes such temporary defensive positions, it may not achieve its investment objective.

Comment 13.     If investments in ETFs will be a part of the Fund's principal investment strategies, please include the disclosure and discuss related risks in the prospectus.

Response:     The Trust confirms that ETFs will not be a part of the Fund's principal investment strategies.

Comment 14.    The SAI discloses Cybersecurity Risk. Please consider whether to include this risk disclosure in the prospectus in response to items 4 and 9.

Response:    The Trust confirms that it does not consider Cybersecurity Risk to be a Principal Risk for the Fund.

Comment 15.    Please mark the exhibit index to indicate that portions of information in Exhibit G and Exhibit H have been omitted.

Response:    The Trust confirms that this will be noted on each of the aforementioned exhibits in the post-effective amendment filing.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (520) 260-1845 or at ryan.charles1@usbank.com.
Sincerely,
/s/ Ryan Charles
Ryan Charles
Secretary
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